P.E. 12-31-05

2005 Annual Report

06033880

SEC MAIL PROCESSING
RECEIVED
APR 21 2006
WASH., D.C. 213 SECTION

PROCESSED
APR 27 2006
THOMSON FINANCIAL

First South Bancorp Inc.

TABLE OF CONTENTS

LETTER TO STOCKHOLDERS

To Our Stockholders:

The financial results achieved by First South Bancorp ("First South") and its wholly owned subsidiary, First South Bank ("Bank") during the year ended December 31, 2005 were extremely positive for our stockholders. We accomplished both our financial and strategic objectives, set a new earnings record and continued to enhance shareholder value.

For 2005, we are pleased to report record earnings of $14.1 million representing a 20.6% increase over the $11.7 million earned in 2004. The significance of these earnings is reflected in the Bank's ability to reprice its assets quickly and manage its operating cost. Diluted earnings per share increased 18.4% to $2.12 per share for 2005 from $1.79 per share for 2004.

The assets of First South grew by 15.4% to $833.1 million at year end 2005, from $722.1 million at year end 2004. In addition, total loans and leases were $707.8 million and deposits were $733.8 million, respectively, at year end 2005. Internal growth was strong in a very competitive environment and the Bank's reliance on borrowings was minimal.

The total return to our stockholders increased dramatically in 2005. We increased the quarterly cash dividend payment rate by 17.7%, and combined with the market appreciation of our common stock, resulted in a 40.9% total return to our stockholders.

We enjoyed many positive events during 2005. U.S. Banker recognized First South as 3rd among the top 200 publicly traded community banks in the United States with assets of $1 billion or less, ranked by 3-year average return on equity. The American Banker ranked First South as the 54th most efficient bank holding company among the largest 500 in the United States and as having the 77th largest net interest margin among all banking companies in the United States. Business North Carolina ranked the top 75 public companies in North Carolina by twelve measures, and First South was ranked 2nd in net interest margin, 5th in return on average equity, 8th in total one-year return and 9th in return on capital. We are pleased with these recognitions, as they further exemplify the visibility of First South and the Bank among both the business and investment communities.

During 2005, the Bank opened three new full service banking offices in Avon, Durham, and Greenville, North Carolina allowing us to better serve the banking needs in our growing market area and allowing us to expand our customer base in existing markets. Many of our future strategies will focus on enhancing the franchise value of First South. Our goal is to be a high performance bank, both in profitability and growth without compromising service. We are committed to our shareholders, our customers and our employees.

We will continue to review the structure of the assets and liabilities of the Bank in order to meet the challenges of a changing world. We will use internal and external growth to meet our strategic plan. The consolidation of our industry will continue and this should create significant opportunities for First South. We will continue to look for acquisition opportunities and will expand our operations into new markets.

The outstanding financial results achieved this year would not have been possible without the hard work and dedication of our employees. We are appreciative and proud of their accomplishments. They are committed to First South, its principles and to providing their customers the highest possible level of service. We will continue to invest in our employees, which will ultimately result in improved service to our customers and enhanced shareholder value.

I want to thank Mr. Edmund "Eddie Buck" Buckman for his thirty years of service on the Bank's Board of Directors. Eddie Buck joined the Bank in 1975 and was its Chairman from 1991 to 1996 and served on numerous committees. His wisdom, insight and warm smile will be missed. We thank him for all he has done to make First South so successful and we wish him the best in his retirement.

Each member of your Board of Directors along with our officers and employees join me in thanking you for supporting First South Bancorp. As always, your comments or suggestions are welcomed and we look forward to your continued support.

Sincerely,

Tom Vann
President and
Chief Executive Officer

MISSION STATEMENT

"Our mission is to become the premier community bank in eastern North Carolina. We will enhance shareholder value by serving the personal and business needs of our markets, providing superior customer service, investing in the communities that we serve, and enriching the lives of our employees."

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

		At or For the Years Ended December 31, 2005, 2004, 2003 and 2002, Three Months Ended December 31, 2001, and Year Ended September 30, 2001					
		12/31/05	12/31/04	12/31/03	12/31/02	12/31/01	9/30/01
		(dollars in thousands, except per share data)					
Selected Financial Condition Data							
Total assets		$ 833,125	$ 722,051	$ 675,836	$ 628,473	$ 549,318	$ 541,195
Loans receivable, net		707,820	631,816	553,200	490,914	405,613	374,087
Cash and investment securities		74,771	52,997	84,996	90,259	75,745	95,191
Mortgage-backed securities		22,702	9,209	11,715	23,526	43,904	48,603
Deposits		733,753	628,537	583,173	526,327	475,589	471,939
Borrowings		22,098	25,102	29,648	38,195	5,441	4,909
Stockholders' equity		68,190	59,695	55,164	50,100	51,031	50,769
Selected Operations Data							
Interest income		$ 53,176	$ 40,180	$ 36,905	$ 36,826	$ 9,467	$ 42,159
Interest expense		15,464	9,692	10,186	12,473	4,092	22,168
Net interest income		37,712	30,488	26,719	24,353	5,375	19,991
Provision for loan losses		1,711	968	988	1,756	0	830
Noninterest income		8,207	8,750	10,502	8,462	1,625	6,776
Noninterest expenses		21,132	19,592	17,979	16,337	3,832	16,047
ESOP Termination		0	0	0	0	3,143	0
Income before income taxes		23,076	18,678	18,254	14,722	25	9,890
Income taxes		8,947	6,966	6,841	5,210	1,165	4,060
Net income (loss)		$ 14,129	$ 11,712	$ 11,413	$ 9,512	$ (1,140)	$ 5,830
Earnings (loss) per share - basic	(1)	$ 2.23	$ 1.87	$ 1.83	$ 1.45	$ (0.17)	$ 0.89
Earnings (loss) per share - diluted	(1)	2.12	1.79	1.73	1.37	(0.17)	0.87
Dividends per share	(1)	0.80	0.68	0.52	0.44	0.08	0.30
Selected Financial Ratios and Other Data							
Performance Ratios:							
Return on average assets	(2)	1.78 %	1.64 %	1.76 %	1.64 %	NM %	1.06 %
Return on average equity	(2)	21.92	20.50	22.06	18.39	NM	12.31
Interest rate spread		5.04	4.63	4.46	4.43	4.05	3.67
Net interest margin		5.11	4.66	4.49	4.54	4.24	3.90
Average earning assets/average interest bearing liabilities		118.66	116.63	114.16	116.03	116.27	114.06
Noninterest expense/average assets	(2)	2.67	2.75	2.77	2.81	NM	2.92
Efficiency ratio	(2)	45.95	49.87	48.30	49.79	NM	59.95
Dividend payout ratio	(2)	35.87	36.36	29.09	31.19	NM	33.33
Quality Ratios:							
Nonperforming assets/total assets		0.27 %	0.34 %	0.41 %	0.31 %	0.35 %	0.29 %
Nonperforming loans/total loans		0.32	0.37	0.47	0.31	0.31	0.28
Loan loss reserves/total loans		1.29	1.30	1.36	1.40	1.31	1.42
Provision for loan losses/total loans		0.24	0.15	0.18	0.36	0.00	0.22
Capital Ratios and Other Data:							
Equity/total assets, end of period		8.18 %	8.28 %	8.16 %	7.97 %	9.29 %	9.38 %
Average equity/average assets		8.13	8.02	7.96	8.90	9.33	8.62
Full service offices		26	25	22	21	20	19
Loans serviced for others		$ 260,632	$ 277,252	$ 288,917	$ 262,504	$ 274,240	$ 295,216

(1) Adjusted for three-for-two stock splits on April 23, 2004 and April 19, 2002.

(2) Due to a one-time ESOP termination charge of $3,143,467 during the 12/31/01 period, certain ratios and percentages presented are considered not meaningful (NM) for comparison with other periods presented and therefore are not included herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General. First South Bancorp, Inc. (the "Company") was formed for the purpose of issuing common stock, owning 100% of First South Bank (the "Bank") and operating through the Bank a commercial banking business, therefore, this discussion of consolidated financial condition and results of operations relates principally to the Bank. The business of the Bank consists principally of attracting deposits from the general public and using them to originate secured and unsecured commercial and consumer loans, permanent mortgage and construction loans secured by single-family residences and other loans. The Bank's earnings depend primarily on its net interest income, the difference between interest earned on interest earning assets and interest paid on interest-bearing liabilities. The level of noninterest income and expenses also affects the Bank's earnings.

Prevailing economic conditions, as well as federal and state regulations, affect the operations of the Bank. The Bank's cost of funds is influenced by interest rates paid on competing investments, rates offered on deposits by other financial institutions in the Bank's market area and by general market interest rates. Lending activities are affected by the demand for financing of real estate and various types of commercial and consumer loans, and by interest rates at which such financing may be offered. The Bank's business emphasis is to operate as a well-capitalized, profitable and independent community oriented financial institution dedicated to providing quality customer service and meeting the financial needs of the communities it serves. Management believes the Bank can be more effective in serving its customers than many larger competitors because of its ability to respond quickly and effectively to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management team.

The Company's common stock is listed and trades on the Nasdaq Stock Market under the symbol FSBK.

Stock Split. On April 23, 2004 the Company paid a three-for-two stock split, in the form of a 50% stock dividend, to stockholders of record as of April 2, 2004. Stockholders received one additional share of common stock for every two shares held on the record date. All prior period share and per share data have been adjusted for the split.

Liquidity and Capital Resources. The Bank's primary sources of funds are deposits, principal and interest payments on loans, proceeds from loan and securities sales, and advances from the Federal Home Loan Bank of Atlanta (the "FHLB"). While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are influenced by interest rates, economic conditions and local competition. The Bank's primary investing activity is the origination of commercial, consumer and mortgage loans and lease financing receivables. During fiscal 2005 and 2004, originations of loans held for sale and investment, net of principal repayments, were \$107.3 million and \$117.5 million, respectively. The Bank's primary financing activities are the attraction of checking, certificate and savings deposits, and obtaining FHLB advances.

The levels of cash and cash equivalents depend on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 2005 and 2004, cash and cash equivalents totaled \$32.9 million and \$20.9 million, respectively. The Bank has other sources of liquidity if a need for additional funds arises. Investment and mortgage-backed securities available for sale totaled \$62.5 million at December 31, 2005 and \$38.7 million at December 31, 2004. During the years ended December 31, 2005 and 2004, the Bank sold or exchanged real estate loans of \$29.0 million and \$40.5 million, respectively. Borrowings consisting of FHLB advances, junior subordinated debentures and retail repurchase agreements were \$22.1 million at December 31, 2005 compared to \$25.1 million at December 31, 2004. The Bank has pledged its FHLB Atlanta stock and certain loans as collateral for actual or potential FHLB advances. The Bank has a minimum credit availability with the FHLB of 40% of the Bank's total assets. At December 31, 2005 the Bank had unused credit availability with the FHLB of \$327.1 million.

In 2003, the Company completed the private placement in a pooled offering of \$10.3 million of trust preferred securities, issued by First South Preferred Trust I, a Delaware statutory trust. The trust preferred securities bear interest at a rate of 2.95% over three-month LIBOR payable quarterly, have a 30-year maturity and are first redeemable, in whole or in part, on or after September 30, 2008, with certain exceptions. For regulatory purposes, the \$10.3 million total of trust preferred securities qualifies as Tier 1 capital for the Company and the Bank, to the extent such proceeds have been invested in the Bank and the Company. Proceeds from the trust preferred securities were used by the statutory trust to purchase junior subordinated debentures issued by the Company. For additional information, see Note 19 of Notes to Consolidated Financial Statements.

As a North Carolina chartered commercial bank and a Federal Deposit Insurance Corporation (the "FDIC") insured institution, the Bank is required to meet various state and federal regulatory capital standards. The Bank's stand-alone equity was $75.5 million at December 31, 2005, compared to $68.1 million at December 31, 2004. The Commissioner requires the Bank to maintain a capital surplus of not less than 50% of common capital stock. The FDIC requires the Bank to meet a minimum leverage capital requirement of Tier I capital (consisting of retained earnings and common stockholders' equity, less any intangible assets) to assets ratio of at least 4%, and a total capital to risk-weighted assets ratio of 8%, of which 4% must be in the form of Tier I capital. The Bank was in compliance with all regulatory capital requirements at December 31, 2005 and 2004.

At December 31, 2005, stockholders' equity was $68.2 million, compared to $59.7 million at December 31, 2004. Net income for fiscal 2005 was $14.1 million, compared to $11.7 million for fiscal 2004. At December 31, 2005 there were 6,339,548 shares of common stock outstanding, net of 1,660,452 treasury shares.

Contractual Obligations and Commitments. In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit, which may or may not require future cash outflows. Table 1 below reflects contractual obligations of the Company outstanding as of December 31, 2005.

Table 1 – Contractual Obligations and Commitments

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(In thousands)		
Borrowed money	$ 11,788	$ 5,500	$ 6,288	$ -	$ -
Junior subordinated debentures	10,310	-	-	-	10,310
Lease obligations	1,121	379	650	92	-
Deposits	733,753	640,041	86,518	7,194	-
Total contractual cash obligations	$ 756,792	$ 645,920	$ 93,456	$ 7,286	$ 10,310

	Amount of Commitment Expiration Per Period				
Other Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
			(In thousands)		
Commitments to originate loans	$ 156,852	$ 140,194	$ 16,658	$ -	$ -
Undrawn balances on lines of credit and undrawn balances on credit reserves	53,637	276	2,544	3,943	46,874
Standby letters of credit	2,031	2,031	-	-	-
Total other commitments	$ 212,520	$ 142,501	$ 19,202	$ 3,943	$ 46,874

In the normal course of business, the Company may enter into purchase agreements for goods or services. In management's opinion, the dollar amount of such agreements at December 31, 2005 is not material and has not been included in Table 1 above.

Asset/Liability Management. The Bank strives to maintain consistent net interest income and reduce its exposure to adverse changes in interest rates by matching the terms to repricing of its interest-sensitive assets and liabilities. Factors beyond the Bank's control, such as market interest rates and competition, may also impact interest income and interest expense. The Bank's net interest income will generally increase when interest rates rise over an extended period of time, and conversely, will decrease when interest rates decline. The Bank can significantly influence its net interest income by controlling the increases and decreases in its interest income and interest expense, which are caused by changes in market interest rates. See Table 2 below for additional information on the effects of net interest income caused by changes in interest rates.

The President of the Bank reports interest rate risk and trends, liquidity and capital ratio requirements to the Board on a regular basis. The Board reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. The Bank's management is responsible for administering the policies and determinations of the Board with respect to the Bank's asset and liability goals and strategies.

A principal strategy in managing the Bank's interest rate risk has been to increase interest sensitive assets such as commercial loans, lease financing receivables and consumer loans. At December 31, 2005, the Bank had $548.6 million of commercial loans and lease receivables and $101.8 million of consumer loans, compared to $475.4 million and $98.4 million, respectively, at December 31, 2004. The Bank had $10.8 million of loans held for sale at December 31, 2005, compared to $6.0 million at December 31, 2004. Depending on conditions existing at a given time, the Bank may sell fixed-rate residential mortgage loans in the secondary market. In managing its portfolio of investment securities, a majority of investment and mortgage-backed securities are held as available for sale, allowing the Bank to sell a security in a timely manner should an immediate liquidity need arise. The Bank had $62.5 million of investment and mortgage-backed securities classified as available for sale at December 31, 2005, compared to $38.7 million at December 31, 2004.

Market Risk. Market risk reflects the risk of economic loss resulting from changes in market prices and interest rates. The risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods. Market risk arises primarily from interest rate risk inherent in lending and deposit taking activities. The Bank does not maintain a trading account for any class of financial instruments, nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank is not subject to foreign currency exchange risk or commodity price risk.

The Bank measures interest rate risk by computing estimated changes in net interest income and the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Bank's exposure to interest rates is reviewed on a quarterly basis by management and the Board. Exposure to interest rate risk is measured with the use of interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of assets and liabilities. If estimated changes to NPV and net interest income are not within the limits established by the Board, it may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits.

NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the potential loss in risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The Board has adopted an interest rate risk policy that establishes maximum increases in NPV of 17%, 36% and 56% and decreases in NPV of 15%, 36% and 61% in the event of sudden and sustained 1% to 3% increases or decreases in market interest rates. Table 2 below presents the Bank's projected changes in NPV and net interest income in the event of sudden and sustained increases or decreases in market interest rates for the various rate shock levels at December 31, 2005. At December 31, 2005, the Bank's estimated changes in NPV and net interest income were within the targets established by the Board.

Table 2 - Projected Change in NPV and Net Interest Income

Change in Rates	Net Portfolio Value $ Amount	Net Portfolio Value $ Change	Net Portfolio Value % Change	Net Interest Income $ Amount	Net Interest Income $ Change	Net Interest Income % Change
	(Dollars in thousands)					
+ 300 bp	$110,315	$ (5,664)	(4.9)%	$ 45,537	$ 6,308	13.9%
+ 200 bp	112,281	(3,698)	(3.2)	43,547	4,318	11.0
+ 100 bp	114,124	(1,855)	(1.6)	41,422	2,193	5.6
Base	115,979	--	--	39,229	--	--
- 100 bp	115,544	(435)	(.4)	37,049	(2,180)	(5.6)
- 200 bp	113,749	(2,230)	(1.9)	34,659	(4,660)	(11.9)
- 300 bp	113,371	(2,608)	(2.3)	32,241	(6,988)	(17.8)

The NPV calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in Table 2. For example, although certain assets and liabilities may have similar maturities to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Also, the ability of many borrowers to repay their adjustable-rate debt may decrease in the event of an increase in interest rates.

In addition, the Bank uses interest sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-sensitive assets exceeds the amount of interest-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. The Bank's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

Rate/Volume Analysis. Net interest income can also be analyzed in terms of the impact of changing interest rates on average interest-earning assets and average interest-bearing liabilities, and the changing volume or amount of these assets and liabilities.

Table 3 below represents the extent to which changes in interest rates and changes in the volume of average interest-earning assets and average interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. For each category of average interest-earning asset and average interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the changes in volume); and (iv) net change (total of the previous columns).

Analysis of Net Interest Income. Net interest income primarily represents the difference between income derived from interest-earning assets and interest expense on interest-bearing liabilities. Net interest income is affected by both the difference between the yield on earning assets and the average cost of funds ("interest rate spread"), and the relative volume of interest-earning assets, interest-bearing liabilities and noninterest-bearing deposits.

Table 4 below sets forth certain information relating to the Company's Statements of Financial Condition and Statements of Operations for the three years ended December 31, 2005, 2004, and 2003, reflecting the yield on average earning assets and the average cost of funds for the periods indicated. Average balances are derived from month end balances. The Company does not believe that using month end balances rather than average daily balances has caused any material difference in the information presented.

Table 3 - Rate/Volume Analysis

	Year Ended December 31, 2005 vs. 2004				Year Ended December 31, 2004 vs. 2003			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	(In thousands)							
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest income:								
Loans receivable	$ 5,483	$ 7,067	$ 1,055	$13,605	$ 4,853	$ (430)	$ (65)	$ 4,358
Investment securities	(535)	(349)	67	(817)	(649)	123	(24)	(550)
Mortgage-backed securities	(36)	(23)	2	(57)	(478)	(47)	21	(504)
Other interest-earning assets	108	72	85	265	(34)	7	(2)	(29)
Total earning assets	5,020	6,767	1,209	12,996	3,692	(347)	(70)	3,275
Interest expense:								
Deposits	1,233	3,840	530	5,603	477	(1,433)	(69)	(1,025)
FHLB advances	(184)	133	(93)	(144)	62	68	49	179
Other interest-bearing liabilities	63	221	28	312	118	125	109	352
Total interest-bearing liabilities	1,112	4,194	465	5,771	657	(1,240)	89	(494)
Change in net interest income	$ 3,908	$ 2,573	$ 744	$ 7,225	$ 3,035	$ 893	$(159)	$ 3,769

	Year Ended December 31, 2003 vs. 2002				Year Ended December 31, 2002 vs. 2001			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	(In thousands)							
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest income:								
Loans receivable	$ 5,737	$(3,586)	$ (666)	$ 1,485	$ 5,280	$(5,454)	$(902)	$(1,076)
Investment securities	(79)	(62)	1	(140)	90	(97)	(3)	(10)
Mortgage-backed securities	(1,057)	(126)	61	(1,122)	(1,858)	(120)	54	(1,924)
Other interest-earning assets	(114)	(52)	22	(144)	(372)	(281)	133	(520)
Total earning assets	4,487	(3,826)	(582)	79	3,140	(5,952)	(718)	(3,530)
Interest expense:								
Deposits	1,275	(3,369)	(346)	(2,440)	366	(7,300)	(141)	(7,075)
FHLB advances	184	(17)	(109)	58	(241)	(174)	137	(278)
Other interest-bearing liabilities	30	38	27	95	(21)	(83)	13	(91)
Total interest-bearing liabilities	1,489	(3,348)	(428)	(2,287)	104	(7,557)	9	(7,444)
Change in net interest income	$ 2,998	$ (478)	$ (154)	$ 2,366	$ 3,036	$ 1,605	$(727)	$ 3,914

Table 4 - Yield/Cost Analysis

	Year Ended December 31, 2005			Year Ended December 31, 2004			Year Ended December 31, 2003		
					(In thousands)				
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest earning assets:									
Loans receivable (1)	$686,357	$50,357	7.34 %	$597,260	$36,752	6.15 %	$519,461	$32,394	6.24 %
Investment securities	34,596	1,954	5.65	42,881	2,771	6.46	53,302	3,321	6.23
Mortgage-backed securities	9,303	508	5.46	9,927	565	5.69	17,949	1,069	5.96
Other interest-earning assets	7,817	357	4.57	3,586	92	2.57	5,002	121	2.42
Total earning assets	738,073	53,176	7.20	653,654	40,180	6.15	595,714	36,905	6.20
Nonearning assets	53,826			58,511			54,064		
Total assets	$791,899			$712,165			$649,778		
Interest bearing liabilities:									
Time deposits	$429,127	13,247	3.08	$347,217	7,734	2.23	$333,532	8,567	2.57
Demand deposits	147,852	1,260	0.85	158,543	1,172	0.74	149,965	1,359	0.91
Savings	23,028	35	0.15	21,553	33	0.15	19,726	38	0.19
FHLB advances	5,808	121	2.08	19,108	265	1.39	11,092	86	0.78
Junior subordinated debentures	10,310	633	6.14	10,310	448	4.48	3,077	108	3.51
Repurchase agreements	5,863	167	2.85	4,019	40	1.00	4,432	28	0.63
Total interest-bearing liabilities	621,988	15,463	2.49	560,750	9,692	1.73	521,824	10,186	1.95
Noninterest bearing demand deposits	94,719	0	0.00	78,996	0	0.00	64,776	0	0.00
Total sources of funds	716,707	15,463	2.16	639,746	9,692	1.52	586,600	10,186	1.74
Other liabilities and stockholders'equity:									
Other liabilities	10,748			15,288			11,436		
Stockholders' equity	64,444			57,131			51,742		
Total liabilities and stockholders' equity	$791,899			$712,165			$649,778		
Net interest income		$37,713			$30,488			$26,719	
Interest rate spread (2)			5.04 %			4.63 %			4.46 %
Net yield on earning assets (3)			5.11 %			4.66 %			4.49 %
Ratio of earning assets to interest bearing liabilities			118.66 %			116.63 %			114.16 %

(1) Includes classified loans.
(2) Represents the difference between the yield on earning assets and the average cost of funds.
(3) Represents the net interest income divided by average earning assets.

Results of Operations

Comparison of Financial Condition at December 31, 2005 and 2004

Total assets increased 15.4% to $833.1 million at December 31, 2005 from $722.1 million at December 31, 2004. Earning assets increased 14.6% to $774.5 million at December 31, 2005 from $676.0 million at December 31, 2004, reflecting continued net growth in the loan and leases receivable portfolio and opening three new full service banking offices. Earning assets were 93.0% of total assets at December 31, 2005, compared to 93.7 % at December 31, 2004.

Loans and lease receivables, net of allowance for loan losses and deferred loan fees, increased 12.0% to $707.8 million at December 31, 2005 from $631.8 million at December 31, 2004. The Bank continues to emphasize the origination of both secured and unsecured commercial and consumer loans, in order to take advantage of shorter terms to maturity in managing its exposure to market and interest rate risk due to changes in interest rates. The Bank also sells selected mortgage loans in the secondary mortgage market in order to reduce its exposure to interest rate and credit risk, while retaining servicing to generate additional fee income. Loans serviced for others totaled $260.6 million at December 31, 2005 compared to $277.3 million serviced at December 31, 2004.

Commercial loans and lease receivables increased 15.4% to $548.6 million at December 31, 2005 from $475.4 million at December 31, 2004. Consumer loans increased 3.4% to $101.8 million at December 31, 2005 from $98.4 million at December 31, 2004. This growth reflects the Bank's increased focus of the growth and development of its commercial and consumer loan and lease receivables portfolio. Commercial and consumer loans and lease receivables originations increased to $474.1 million during fiscal 2005, from $394.1 million during fiscal 2004.

Residential real estate mortgage loans increased to $68.0 million at December 31, 2005 from $67.5 million at December 31, 2004, reflecting the loan origination volume, net of loan sales and exchanges. During fiscal 2005, the Bank originated $119.3 million of residential mortgage loans, compared to $115.8 million during fiscal 2004. The Bank sold $12.7 million of mortgage loans during fiscal 2005, compared to $37.6 million during fiscal 2004, reflecting the slow down in origination and refinancing volumes due to the rise in interest rates. In addition, during fiscal 2005 the Bank implemented a strategy to securitize current held for sale mortgage loan originations into mortgage-backed securities in order to support future liquidity management needs.

Investment and mortgage-backed securities increased 66.8% to $64.5 million at December 31, 2005, from $38.7 million at December 31, 2004. During 2005, $16.0 million of investment maturities were reinvested in a total of $27.0 million of investment securities available for sale, compared to $16.0 million of investment maturities used to fund loan originations and banking operations in 2004. The Bank exchanged $16.4 million of mortgage loans for mortgage-backed securities during fiscal 2005, compared to $2.8 million during fiscal 2004. The Bank sold no investment or mortgage-backed securities available for sale during the 2005, compared to $2.3 million sold during fiscal 2004.

Pursuant to adopting the provisions of financial accounting standards, goodwill related to prior period acquisitions is not amortized. The unamortized balance of the Company's goodwill is tested for impairment at least annually. The Company has performed its annual impairment test and has determined that there has been no impairment of goodwill as of December 31, 2005 and 2004. Goodwill related to prior period acquisitions was $4.2 million at December 31, 2005 and 2004.

Deposits increased 16.7% to $733.8 million at December 31, 2005 from $628.5 million at December 31, 2004. Certificates of deposit increased 26.2% to $467.4 million at December 31, 2005 from $370.2 million at December 31, 2004. The Bank continued to market lower cost core deposits during 2005, resulting in net checking account growth of 3.6% to $244.9 million at December 31, 2005 from $236.3 million at December 31, 2004. The Bank manages its cost of deposits by constantly monitoring the volume and rates being paid on maturing certificates of deposits in relationship to current funding needs and competitive market interest rates. During fiscal 2005 and 2004, the Bank repricing maturing certificates of deposits at competitive market rates, and combined with the growth of lower costing checking accounts, has provided an effective means of managing its deposit cost.

Total borrowings were $22.1 million at December 31, 2005 compared to $25.1 million at December 31, 2004. FHLB advances and junior subordinated debentures were $15.8 million at December 31, 2005, compared to $20.8 million at December 31, 2004. Borrowings in the form of repurchase agreements were $6.3 million at December 31, 2005, compared to $4.3 million at December 31, 2004, representing funds held in cash management accounts for commercial banking customers.

Stockholders' equity was $68.2 million at December 31, 2005, compared to $59.7 million at December 31, 2004. The consolidated equity to assets ratio was 8.2% and 8.3% at December 31, 2005 and December 31, 2004, respectively. Accumulated other comprehensive loss was $371,000 at December 31, 2005 compared to accumulated other comprehensive income of $873,000 at December 31, 2004, reflecting a decrease in unrealized gains on available for sale securities resulting from an increase in interest rates during the respective periods.

During the years ended December 31, 2005 and 2004, the Company declared four quarterly cash dividends each, totaling $0.80 and $0.68 per share respectively. These cash dividend payments reflect dividend payout ratios on basic earnings of 35.9% for fiscal 2004 and 36.4% for fiscal 2004. Future quarterly dividends will be determined at the discretion of the Board of Directors based upon earnings, the capital and financial condition of the Company, and general economic conditions.

Pursuant to stock repurchase programs adopted by the Company during fiscal years 2005 and 2004, the Company acquired 9,303 and 78,400 shares of its common stock, respectively, through both open market and private purchases. Shares acquired under the repurchase program are being held as treasury stock, at cost. At December 31, 2005, treasury shares were 1,660,452 totaling $28.8 million, compared to 1,735,324 shares totaling $29.7 million at December 31, 2004. The Company will use the repurchased shares of its outstanding common stock for general corporate purposes including the future exercise of stock options and funding shares issued pursuant to potential future stock splits.

During fiscal 2005 and 2004, 101,652 and 84,983 shares, respectively, were issued on the exercise of stock options. In addition, during fiscal 2005 and 2004, 17,477 and 14,569 shares were tendered to pay for the exercise price of stock options being exercised. During fiscal 2004, the Company used 628,610 treasury shares to issue common stock for a three-for-two stock split.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

Net Income. Net income increased 20.6% to $14.1 million for the year ended December 31, 2005 from $11.7 million for the year ended December 31, 2004. Basic earnings per share increased 19.3% to $2.23 per share for the year ended December 31, 2005 from $1.87 per share for the year ended December 31, 2004. Diluted earnings per share increased 18.4% to $2.12 per share for the year ended December 31, 2005 from $1.79 per share for the year ended December 31, 2004. The average numbers of basic shares were 6,325,382 and 6,251,866 and the average numbers of diluted shares were 6,653,481 and 6,557,149, respectively, for the years ended December 31, 2005 and 2004. Return on average assets and return on average equity were 1.8% and 21.9% respectively for fiscal 2005, compared to 1.6% and 20.5% for fiscal 2004.

Interest Income. Interest income increased 32.3% to $53.2 million for fiscal 2005 from $40.2 million for fiscal 2004. During 2005 the increase in interest income resulted from a combination of an increase in interest rates and the increase in the volume of interest-earning assets, enabling the Bank to earn an increased level of interest income. The average balance of interest-earning assets increased 12.9% to $738.1 million for fiscal 2005, from $653.7 million for fiscal 2004. The yield on average interest-earning assets was 7.2% and 6.2% for 2005 and 2004, respectively.

Interest Expense. Interest expense increased 59.5% to $15.5 million for fiscal 2005 from $9.7 million for fiscal 2004. The increase in interest expense also reflects the increase in interest rates and the increase in the volume average interest-bearing liabilities, offset by an increase in noninterest-bearing checking accounts. The average balance of interest-bearing liabilities increased 10.9% to $622.0 million for fiscal 2005 from $560.8 million for fiscal 2004. The average balance of noninterest-bearing deposits increased 19.9% to $94.7 million for fiscal 2005 from $79.0 million for fiscal 2004. The average cost of funds (including noninterest-bearing deposits) was 2.2% for 2005, compared to 1.5% for 2004, reflecting a rising interest rate environment during 2005.

Net Interest Income. Net interest income increased 23.7% to $37.7 million for fiscal 2005 from $30.5 million for fiscal 2004. The increase in net interest income during 2005 is attributable to a 37.9% greater increase in the volume of average interest-earning assets as compared to the increase in the volume of interest-bearing liabilities, and the increase in noninterest-bearing deposits. The net yield on interest-earning assets (net interest income divided by average interest-earning assets) was 5.1% for fiscal 2005, compared to 4.7% fiscal 2004. The Bank's interest rate spread (the difference between the effective yield on average interest-earning assets and the effective average cost of funds) was 5.0% for fiscal 2005, compared to 4.4% for fiscal 2004.

See Table 3 - Rate/Volume Analysis and Table 4 - Yield/Cost Analysis above for additional information on interest income, interest expense, net interest income, average balances and yield/cost ratios.

Provision for Loan Losses. The Bank maintains both general and specific allowances for losses on loans based upon management's evaluation of risk in the loan portfolio and past loan loss experience. The Bank's methodology for evaluating its general and specific allowance for loan losses includes amounts specifically allocated to loans that are individually determined to be impaired, as well as general reserve amounts allocated to groups of loans that have not been individually assessed for impairment. The Bank provided $1.7 million for general and specific loan losses during fiscal 2005, compared to $968,000 for fiscal 2004. These provisions were necessary to absorb losses in the loan portfolio and to support the inherent risks associated with the growth in commercial and consumer loans discussed above. The general and specific allowance for loan losses was $9.2 million at December 31, 2005 and $8.3 million at December 31, 2004, which the Bank believes is adequate. The ratio of the general and specific allowance for loan losses to total loans was 1.3% at December 31, 2005 and 2004, respectively.

The Bank uses an analytical approach through a classification of assets program to determine the adequacy of its loan loss allowances and the necessary provision for loan losses. The loan portfolio is reviewed on a quarterly basis and delinquent loans are individually analyzed. Consideration is given to the loan status, payment history, repayment ability, probability of repayment, and loan-to-value percentages. Loans are classified in appropriate categories applicable to their circumstances as a result of this review and analysis. After reviewing current economic conditions, changes in delinquency status, and actual loan losses incurred by the Bank, management establishes an appropriate reserve percentage applicable to each category of assets, and provision for loan losses is recorded when necessary to bring the allowances to a level consistent with this analysis. The ratio of non-performing loans to total loans was .3% at December 31, 2005 and .4% at December 31, 2004.

Noninterest Income. Noninterest income declined 6.2% to $8.2 million for fiscal 2005 from $8.8 million for fiscal 2004. Other income consists of fees, service charges and servicing fees earned on loans, service charges and insufficient funds fees collected on deposit accounts, gains from sales of loans and mortgage-backed securities and other miscellaneous income. Fees and service charges declined 5.6% to $6.1 million for fiscal 2005 from $6.5 million for fiscal 2004. Fees, service charges earned and insufficient funds fees collected during the respective periods is attributable to the volume of loan, deposit account, and insufficient funds transactions processed during each period, and the collection of related fees and service charges. Servicing fee income on loans serviced for others declined 5.6% to $684,000 for fiscal 2005 from $724,000 for fiscal 2004, as loans serviced for others declined to $260.6 million at year end 2005 from $277.3 million at year end 2004.

Gains from sales of loans, investments and mortgage-backed securities declined to $199,000 for fiscal 2005 from $597,000 for fiscal 2004. The volume of loans and mortgage-backed securities sold during fiscal 2005 was $29.1 million, compared to $39.9 million sold during fiscal 2004, reflecting the strategy previously discussed to retain current held for sale mortgage loan originations for securitization into available for sale mortgage-backed securities. In addition, these sales provide liquidity necessary to support the Bank's operating, financing and lending activities.

Noninterest Expenses. Noninterest expenses increased 7.7% to $21.1 million for fiscal 2005 from $19.6 million in fiscal 2004. The Company's efficiency ratio (noninterest expenses as a percentage of net interest income plus noninterest income) improved to 46.0% for fiscal 2005 compared to 49.9% for fiscal 2004. The efficiency ratio measures the proportion of net operating revenues that are absorbed by overhead expenses.

The largest single component of these expenses is compensation and fringe benefits, which increased 5.7% to $12.7 million for fiscal 2005 from $12.0 million for fiscal 2004. Full-time equivalent employees increased to 270 at December 31, 2005 from 250 at December 31, 2004. This growth is due to additional personnel resulting from opening three full-service banking offices and administrative staff required to support the $111.1 million net growth in assets during fiscal 2005.

Data processing expense has grown proportionately with the growth in customer accounts and transaction activity primarily attributable to the growth in earning assets and deposits. Other noninterest expenses including advertising, deposit insurance, premises and equipment, payroll and other taxes, repairs and maintenance, and office expenses have also grown from period to period in conjunction with the growth in earning assets and deposit accounts.

Income Taxes. The provision for income taxes increased 28.4% to $8.9 million for fiscal 2005 from $7.0 million for fiscal 2004. The increase in provision for income taxes is primarily the result of the 23.5% increase of pretax earnings to $23.1 million for fiscal 2005 from $18.7 million for fiscal 2004, and an increase in the federal tax rate from 34% to 35% during 2005 based on an increased volume of federal taxable income. Changes in the amount of income tax provisions reflect changes in pretax income and expenses, the application of permanent and temporary differences, and the income tax rates in effect during each period. The effective income tax rates for fiscal 2005 and 2004 were 38.8% and 37.3%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

Net Income. Net income increased 2.6% to $11.7 million for the year ended December 30, 2004 from $11.4 million for the year ended December 31, 2003. Diluted earnings per share increased 3.5% to $1.79 per share for the year ended December 31, 2004 from $1.73 per share for the year ended December 31, 2003. The average number diluted shares were 6,557,149 and 6,604,392, respectively, for the years ended December 31, 2004 and 2003. Return on average assets and return on average equity were 1.6% and 20.5% respectively for fiscal 2004, compared to 1.8% and 22.1% for fiscal 2003.

Interest Income. Interest income increased 8.9% to $40.2 million for fiscal 2004 from $36.9 million for fiscal 2003. During 2004 the increase in interest income resulted primarily from the increase in the volume of interest-earning assets, enabling the Bank to maintain a more consistent level of interest income. The average balance of interest-earning assets increased 9.7% to $653.7 million for fiscal 2004, from $595.7 million for fiscal 2003. The yield on average interest-earning assets was 6.2% for 2004 and 2003, respectively.

Interest Expense. Interest expense declined 4.9% to $9.7 million for fiscal 2004 from $10.2 million for fiscal 2003. The decline in interest expense reflects a lower cost of average interest-bearing liabilities due to the general decline in interest rates, offset by a $4.4 million growth in noninterest-bearing checking accounts. The average balance of interest-bearing liabilities increased 7.4% to $560.4 million for fiscal 2004 from $521.8 million for fiscal 2003. The average balance of noninterest-bearing deposits increased 21.9% to $79.0 million for fiscal 2004 from $64.8 million for fiscal 2003. The average cost of funds was 1.5% for 2004, compared to 1.7% for 2003, reflecting a lower interest rate environment during 2004.

Net Interest Income. Net interest income increased 14.2% to $30.5 million for fiscal 2004 from $26.7 million for fiscal 2003. The increase in net interest income during 2004 is attributable to an increase in the volume of average interest-earning assets, lower interest rates on interest-bearing liabilities, and the increase in noninterest-bearing deposits. The net yield on interest-earning assets was 4.7% for fiscal 2004, compared to 4.5% fiscal 2003. The Bank's interest rate spread was 4.6% for fiscal 2004, compared to 4.5% for fiscal 2003.

Provision for Loan Losses. The Bank maintains an allowance for losses on loans based upon management's evaluation of risk in the loan portfolio and past loan loss experience. The Bank provided $968,000 for loan losses during fiscal 2004, compared to $988,000 for fiscal 2003. These provisions were necessary to absorb losses in the loan portfolio and to support the inherent risks associated with the growth in commercial and consumer loans discussed above. The allowance for loan losses was $8.3 million at December 31, 2004 and $7.6 million at December 31, 2003, which the Bank believes is adequate. The ratio of the allowance for loan losses to total loans was 1.3% at December 31, 2004, compared to 1.4% at December 31, 2003. The ratio of non-performing loans to total loans was .4% at December 31, 2004 and .5% at December 31, 2003.

Noninterest Income. Noninterest income declined 16.7% to $8.8 million for fiscal 2004 from $10.5 million for fiscal 2003. Fees and service charges increased 11.2% to $6.5 million for fiscal 2004 from $5.8 million for fiscal 2003, reflecting the growth of the commercial and consumer loan portfolios and the growth in checking accounts during fiscal 2003. Servicing fee income on loans serviced for others increased 10.5% to $724,000 for fiscal 2004 from $656,000 for fiscal 2003.

Gains from sales of loans, investments and mortgage-backed securities declined 80.2% to $597,000 for fiscal 2003 from $3.0 million for fiscal 2003. During 2004 the Bank experienced much less dependence on gains from mortgage loan sales, unlike 2003, due to decreased origination and refinance volumes caused primarily by rising interest rates during the current year. The volume of loans and mortgage-backed securities sold during fiscal 2004 was $39.9 million, compared to $147.0 million sold during fiscal 2003.

Noninterest Expenses. Noninterest expenses increased 8.9% to $19.6 million for fiscal 2004 from $18.0 million in fiscal 2003. The Company's efficiency ratio (noninterest expenses divided by net interest income plus noninterest income) was 49.9% compared to fiscal 2004 from 48.3% for fiscal 2003.

The largest single component of these expenses is compensation and fringe benefits, which increased 13.2% to $12.0 million for fiscal 2004 from $10.6 million for fiscal 2003. Full-time equivalent employees increased to 250 at December 31, 2004 from 236 at December 31, 2003. This growth is due to additional personnel resulting from purchasing two full-service banking offices and administrative staff required to support the $45.4 million net growth in assets during fiscal 2004.

Data processing expense has grown proportionately with the growth in customer accounts and transaction activity primarily attributable to the growth in earning assets and deposits. Other noninterest expenses including advertising, deposit insurance, premises and equipment, payroll and other taxes, repairs and maintenance, and office expenses have also grown from period to period in conjunction with the growth in earning assets and deposit accounts.

Income Taxes. The provision for income taxes increased 1.8% to $7.0 million for fiscal 2004 from $6.8 million for fiscal 2003. The increase in provision for income taxes is primarily the result of the 2.3% increase of pretax earnings to $18.7 million for fiscal 2004 from $18.3 million for fiscal 2003. The change in the amount of income tax provisions also reflects changes in other pretax income and expenses, the application of permanent and temporary differences, and the income tax rates in effect during each period. The effective income tax rates for fiscal 2004 and 2003 were 37.3% and 37.5%, respectively.

Impact of Inflation and Changing Prices. The financial statements of the Bank and accompanying footnotes have been prepared in accordance with generally accepted accounting principles. They require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward Looking Statements. The Private Securities Litigation Reform Act of 1995 states that the disclosure of forward looking information is desirable for investors and encourages such disclosure by providing a safe harbor for forward looking statements by corporate management. This Annual Report, including the Letter to Stockholders and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward looking statements that involve risk and uncertainty. In order to comply with the terms of the safe harbor, the Company notes that a variety of risks and uncertainties could cause its actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward looking statements. There are risks and uncertainties that may affect the operations, performance, development, growth projections and results of the Company's business. They include, but are not limited to, economic growth, interest rate movements, timely development of technology enhancements for products, services and operating systems, the impact of competitive products, services and pricing, customer requirements, regulatory changes and similar matters. Readers of this report are cautioned not to place undue reliance on forward looking statements that are subject to influence by these risk factors and unanticipated events. Accordingly, actual results may differ materially from management's expectations.

Off-Balance Sheet Arrangements. See Note 14 of the "Notes to Consolidated Financial Statements" for a full description of financial instruments with off-balance sheet risk to which the Bank is a party in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

Recent Accounting Pronouncements. See Note 1 of the "Notes to Consolidated Financial Statements" for a full description of recent accounting pronouncements including the respective effective dates of adoption and effects on results of operations and financial condition.

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
First South Bancorp, Inc.
Washington, North Carolina

We have audited the accompanying consolidated statements of financial condition of First South Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of First South Bancorp, Inc and Subsidiary for the year then ended December 31, 2003 were audited by other auditors whose report dated March 4, 2004 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First South Bancorp, Inc. and Subsidiary at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First South Bancorp, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2006 expressed unqualified opinions on both management's assessment of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting.

Dixon Hughes PLLC

Sanford, North Carolina
March 7, 2006

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash and due from banks	$ 32,523,922	$ 19,873,210
Interest-bearing deposits in financial institutions	419,470	1,065,138
Investment securities - available for sale	41,827,690	32,058,152
Mortgage-backed securities - available for sale	20,639,067	6,639,381
Mortgage-backed securities - held for investment	2,063,310	2,569,358
Loans receivable, net		
Held for sale	10,845,783	5,961,691
Held for investment	696,974,135	625,854,344
Premises and equipment, net	8,831,170	8,578,990
Real estate owned	13,886	89,449
Federal Home Loan Bank of Atlanta stock, at cost which approximates market	1,689,200	1,825,200
Accrued interest receivable	4,288,600	3,311,187
Goodwill	4,218,576	4,218,576
Mortgage servicing rights	1,402,085	1,698,778
Identifiable intangible assets	259,380	290,820
Income tax receivable	1,145,814	820,087
Prepaid expenses and other assets	5,982,857	6,039,773
Note receivable	-	1,156,557
Total assets	$ 833,124,945	$ 722,050,691
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Demand	$ 244,879,590	$ 236,319,937
Savings	21,509,653	22,018,388
Large denomination certificates of deposit	153,954,109	120,757,331
Other time	313,409,713	249,441,049
Total deposits	733,753,065	628,536,705
Borrowed money	11,787,528	14,791,900
Junior subordinated debentures	10,310,000	10,310,000
Deferred income taxes	540,021	1,302,501
Other liabilities	8,543,859	7,414,238
Total liabilities	764,934,473	662,355,344
Commitments and contingencies (Note 15)		
Common stock, $.01 par value, 25,000,000, shares authorized, 6,339,548, and 6,264,676 shares issued and outstanding, respectively	63,395	62,647
Additional paid-in capital	37,624,894	37,815,715
Retained earnings, substantially restricted	59,661,079	50,597,651
Treasury stock at cost	(28,787,979)	(29,653,794)
Accumulated other comprehensive income (loss), net	(370,917)	873,128
Total stockholders' equity	68,190,472	59,695,347
Total liabilities and stockholders' equity	$ 833,124,945	$ 722,050,691

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income			
Interest and fees on loans	$ 50,357,203	$ 36,751,526	$ 32,394,236
Interest and dividends on investments and deposits	2,818,847	3,428,131	4,510,861
Total interest income	53,176,050	40,179,657	36,905,097
Interest expense			
Interest on deposits	14,542,548	8,938,856	9,964,663
Interest on borrowings	288,329	304,846	113,742
Interest on junior subordinated debentures	632,629	448,319	107,930
Total interest expense	15,463,506	9,692,021	10,186,335
Net interest income before provision for loan losses	37,712,544	30,487,636	26,718,762
Provision for loan losses	1,711,197	968,000	987,919
Net interest income	36,001,347	29,519,636	25,730,843
Other income			
Fees and service charges	6,116,949	6,479,309	5,827,002
Loan servicing fees	684,135	724,363	655,759
Gain on sale of real estate, net	215,928	23,037	167,322
Gain on sale of mortgage loans	199,414	508,218	2,717,078
Gain on sale of mortgage-backed securities	-	88,844	291,738
Other income	990,165	926,699	842,643
Total other income	8,206,591	8,750,470	10,501,542
General and administrative expenses			
Compensation and fringe benefits	12,682,779	12,000,690	10,601,978
Federal insurance premiums	89,523	86,666	86,858
Premises and equipment	1,761,934	1,618,024	1,522,456
Advertising	187,536	185,468	204,614
Payroll and other taxes	1,143,214	1,023,813	955,050
Data processing	2,270,449	2,060,986	1,920,239
Amortization of intangible assets	403,999	300,745	242,012
Other	2,592,604	2,315,233	2,445,475
Total general and administrative expenses	21,132,038	19,591,625	17,978,682
Income before income taxes	23,075,900	18,678,481	18,253,703
Income taxes	8,947,196	6,966,040	6,840,707
NET INCOME	14,128,704	11,712,441	11,412,996
Other comprehensive loss, net of taxes	(1,244,045)	(1,383,503)	(1,541,828)
Comprehensive income	$ 12,884,659	$ 10,328,938	$ 9,871,168
Net income per common share			
Basic	$ 2.23	$ 1.87	$ 1.83
Diluted	$ 2.12	$ 1.79	$ 1.73

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2005, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings, substantially restricted	Treasury stock	Accumulated other comprehensive income(loss),net	Total
BALANCE, DECEMBER 31, 2002	$ 41,903	$ 48,490,124	$ 35,086,795	$ (37,317,469)	$ 3,798,459	$ 50,099,812
Net income	-	-	11,412,996	-	-	11,412,996
Other comprehensive loss, net of taxes	-	-	-	-	(1,541,828)	(1,541,828)
Exercise of stock options	-	530,508	-	1,454,189	-	1,984,697
Acquisition of treasury shares	-	-	-	(3,463,652)	-	(3,463,652)
Dividends ($.52 per share)	-	-	(3,328,473)	-	-	(3,328,473)
BALANCE, DECEMBER 31, 2003	41,903	49,020,632	43,171,318	(39,326,931)	2,256,631	55,163,553
Net income	-	-	11,712,441	-	-	11,712,441
Other comprehensive loss, net of taxes	-	-	-	-	(1,383,503)	(1,383,503)
Exercise of stock options	834	(980,779)	-	1,418,734	-	438,789
Tax benefit of stock options exercised	-	279,334	-	-	-	279,334
Shares traded to exercise options	(145)	329,517	-	(366,669)	-	(37,297)
Acquisition of treasury shares	(773)	-	-	(2,211,917)	-	(2,212,690)
Dividends ($.68 per share)	-	-	(4,265,280)	-	-	(4,265,280)
3 for 2 stock split	20,828	(10,832,989)	(20,828)	10,832,989	-	-
BALANCE, DECEMBER 31, 2004	62,647	37,815,715	50,597,651	(29,653,794)	873,128	59,695,347
Net income	-	-	14,128,704	-	-	14,128,704
Other comprehensive loss, net of taxes	-	-	-	-	(1,244,045)	(1,244,045)
Exercise of stock options	1,017	(1,060,993)	-	1,741,721	-	681,745
Tax benefit of stock options exercised	-	490,923	-	-	-	490,923
Shares traded to exercise options	(176)	379,249	-	(539,273)	-	(160,200)
Acquisition of treasury shares	(93)	-	-	(336,633)	-	(336,726)
Dividends ($0.80 per share)	-	-	(5,065,276)	-	-	(5,065,276)
BALANCE, DECEMBER 31, 2005	$ 63,395	$ 37,624,894	$ 59,661,079	$ (28,787,979)	$ (370,917)	$ 68,190,472

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SOUTH BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities			
Net income	$ 14,128,704	$ 11,712,441	$ 11,412,996
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Provision for loan losses	1,711,197	968,000	987,919
Depreciation	839,387	754,332	686,047
Amortization of intangibles	403,999	325,741	244,350
Impairment of real estate owned	-	19,178	125,000
Accretion of discounts on securities, net	(84,657)	(101,337)	(160,598)
Deferred income taxes	(546,141)	1,141,688	-
Gain on disposal of premises and equipment and real estate owned	(258,741)	(21,745)	(163,391)
Gain on loans held for sale and mortgage-backed securities	(199,414)	(597,062)	(3,008,816)
Originations of loans held for sale, net	(33,898,697)	(34,985,086)	(115,312,138)
Proceeds from sale of loans held for sale	12,859,144	37,614,277	136,817,940
Other operating activities	58,120	(1,586,199)	(7,956,637)
Net cash provided by (used in) operating activities	(4,987,099)	15,244,228	23,672,672
Investing activities			
Proceeds from maturities of investment securities available for sale	16,000,000	16,000,000	4,000,000
Purchases of investment securities available for sale	(27,000,000)	-	-
Proceeds from principal repayments and sales of mortgage-backed securities available for sale	1,663,783	4,941,963	20,444,317
Proceeds from principal repayments of mortgage-backed securities held for investment	506,048	272,126	-
Originations of loans held for investment, net of principal repayments	(73,624,172)	(82,539,233)	(91,482,955)
Proceeds from disposal of premises and equipment and real estate owned	1,229,700	262,152	781,975
Sales of FHLB stock	136,000	302,000	275,300
Purchases of premises and equipment	(1,193,777)	(1,183,726)	(788,182)
Repayment of note receivable	1,156,557	96,146	83,491
Net cash received in branch acquisition	-	15,771,621	-
Net cash used in investing activities	(81,125,861)	(46,076,951)	(66,686,054)
Financing activities			
Net increase in deposit accounts	105,216,360	27,017,259	56,846,009
Net (decrease) in FHLB borrowings	(5,000,000)	(5,500,000)	(18,000,000)
Purchase of treasury shares	(336,726)	(2,212,690)	(3,463,652)
Proceeds from junior subordinated debentures	-	-	10,310,000
Proceeds from exercise of stock options	1,012,468	680,826	1,984,697
Cash paid for dividends and fractional shares	(4,867,849)	(4,032,865)	(3,328,473)
Net change in escrow accounts	98,123	(59,904)	(26,087)
Net change in repurchase agreements	1,995,628	953,841	(856,668)
Net cash provided by financing activities	98,118,004	16,846,467	43,465,827
Increase (decrease) in cash and cash equivalents	12,005,044	(13,986,256)	452,445
Cash and cash equivalents, beginning of year	20,938,348	34,924,604	34,472,159
Cash and cash equivalents, end of year	$ 32,943,392	$ 20,938,348	$ 34,924,604

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF OPERATIONS

First South Bancorp, Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Virginia. First South Bank (the "Bank"), the wholly owned subsidiary of the Company, is organized and incorporated under the laws of the state of North Carolina. The Federal Reserve Board regulates the Company and the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks regulate the Bank.

The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's wholly owned subsidiary, First South Leasing, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company follows accounting principles generally accepted in the United States of America and general practices within the financial services industry as summarized below:

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand and time deposits (with remaining maturities of ninety days or less at time of purchase) at other financial institutions.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as accumulated other comprehensive income, a separate component of equity.

A decline in the market value of any AFS or HTM security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

Premiums and discounts on debt securities are recognized as adjustments to interest income using the interest method over the period to maturity. Gains and losses on the sale of securities are determined using the specific identification method.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable held for investment are stated at the amount of unpaid principal, reduced by an allowance for probable loan losses and net of deferred origination fees. Interest on loans is accrued based on the principal amount outstanding and is recognized using the interest method.

Loan origination fees, as well as certain direct loan origination costs, are deferred. Such costs and fees are recognized as an adjustment to yield over the contractual lives of the related loans.

Commitment fees to originate or purchase loans are deferred, and if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, commitment fees are recognized in income upon expiration of the commitment. Fees for originating loans for other financial institutions are recognized as loan fee income.

A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The Bank uses several factors in determining if a loan is impaired. Internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows, operating income or loss, etc. At December 31, 2005 and 2004, there were no loans, individually or in the aggregate, that are material to the consolidated financial statements which were defined as impaired.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes that it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or risks in its portfolio will not require further increases in the allowance.

LOANS HELD FOR SALE

Loans originated and intended for sale are carried at the lower of cost or aggregate estimated market value. Net unrealized losses are recognized as charges to income. Gains and losses on sales of whole or participating interests in real estate loans are recognized at the time of sale and are determined by the difference between net sales proceeds and the Bank's carrying value of the loans sold, adjusted for the recognition of any servicing assets retained.

As a part of its normal business operations, the Bank originates mortgage loans that have been approved by secondary investors. The Bank issues a rate lock commitment to a borrower and concurrently "locks-in" with a secondary market investor, under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within a short time period of the Bank initially funding the loan. The Bank receives origination fees from borrowers and servicing release premiums from investors that are recognized when the loan is sold on the Statement of Operations in the line item "Gain on sale of mortgage loans and mortgage-backed securities". Between the initial funding of the loans by the Bank and subsequent purchase by the investor, the Bank carries the loans on its Statement of Financial Condition at the lower of cost or fair market value.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

MORTGAGE SERVICING RIGHTS

When mortgage loans, or mortgage-backed securities, are sold, the proceeds are allocated between the related loans and the retained mortgage servicing rights based on their relative fair values.

Servicing assets and liabilities are amortized on a straight line basis over the average period of estimated net servicing income (if servicing revenue exceed servicing costs) or net servicing loss (if servicing costs exceed servicing revenues). All servicing assets or liabilities are assessed for impairment or increased obligation based on their fair value.

The Company recorded amortization of mortgage servicing rights of $372,559, $277,078 and $242,012 for prepayments during the years ended December 31, 2005, 2004 and 2003, respectively. There were no impairments recognized during the years ended December 31, 2005 and 2004. Servicing asset impairments totaling $680,622 were recorded during the year ended December 31, 2003.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation or amortization, if a capital lease. Depreciation and amortization are computed using the straight-line method based on the estimated service lives of the assets. Useful lives range from 10 to 40 years for substantially all premises and from 3 to 20 years for equipment and fixtures.

REAL ESTATE OWNED

Assets acquired through loan foreclosure are recorded as real estate owned at the estimated fair value of the property less estimated costs to sell at the date of foreclosure. The carrying amount is subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas costs related to holding the property are expensed. There were no valuation adjustments recognized during the year ended December 31, 2005. The Company recognized valuation adjustments of approximately $19,178 and $125,000 during the years ended December 31, 2004 and 2003, respectively.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

INVESTMENT IN FEDERAL HOME LOAN BANK STOCK

The Bank is required to invest in Class B capital stock, par value $100, of the Federal Home Loan Bank of Atlanta ("FHLB"). The FHLB capital stock requirement is based on the sum of a membership stock component totaling 20% of the Bank's total assets plus an activity based stock component of 4.5% of outstanding FHLB advances. At December 31, 2005 and 2004, the Bank owned 16,892 and 18,252 shares of the FHLB's capital stock, respectively.

The Bank carries this investment at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2005.

GOODWILL AND INTANGIBLE ASSETS

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Identified intangible assets resulting from the branch acquisitions described in Note 20 are amortized on a straight-line basis over 10 years, resulting in amortization expense of approximately $31,000 per year. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill (as defined in SFAS No. 142) with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Other intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

INCOME TAXES

The Company reports income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, ("SFAS No. 109") which requires the recognition of deferred tax assets and liabilities for the temporary difference between financial statement and tax basis of the Company's assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ADVERTISING

Advertising costs are expensed as incurred. For the years ended December 31, 2005, 2004 and 2003, the Company incurred advertising expense totaling $187,536, $185,468 and $204,614, respectively.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME

The Company's other comprehensive income relates to unrealized gains (losses) on available for sale securities. Information concerning the Company's other comprehensive income (loss) for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Years ended December 31,		
	2005	2004	2003
Unrealized losses on securities available for sale	$ (2,006,525)	$ (2,248,414)	$ (2,195,082)
Tax benefit	762,480	917,500	834,132
Reclassification of net gains recognized in net income	-	(88,844)	(291,738)
Tax expense	-	36,255	110,860
Other comprehensive loss, net	$ (1,244,045)	$ (1,383,503)	$ (1,541,828)

STOCK COMPENSATION PLANS

The Company has adopted SFAS No. 123, *Accounting for Stock Based Compensation*. As permitted by SFAS No. 123, the Company has chosen to apply APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Plan. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below, reflecting additional compensation expense, net of applicable income taxes, of $121,291, $84,675 and $123,152 for the years ended December 31, 2005, 2004 and 2003, respectively.

	Years ended December 31,					
	2005		2004		2003	
	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma
Net income	$14,128,704	$14,007,413	$11,712,441	$11,627,766	$11,412,996	$11,289,844
Earnings per common share – basic	2.23	2.21	1.87	1.86	1.83	1.81
Earnings per common share – diluted	2.12	2.11	1.79	1.77	1.73	1.71

SEGMENT INFORMATION

The Company follows the provisions of SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information*, which specifies guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed. Based on these guidelines management has determined that the Bank operates in one business segment, the providing of general commercial financial services to customers located in its market areas. The various products are those generally offered by community banks. The allocation of Bank resources is based on overall performance of the Bank, rather than individual branches or products.

RECLASSIFICATION

Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform with the 2005 presentation. These reclassifications had no effect on the net income or stockholders' equity as previously reported.

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

NEW ACCOUNTING PRONOUNCEMENTS

In November 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03- 01"). EITF 03-01 provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. In September 2004, the Financial Accounting Standards Board ("FASB") issued a FASB Staff Position ("FSP EITF 03-1-b") to delay the requirement to record impairment losses in accordance with EITF 03-01. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which addresses the determination as to when an investment is considered impaired. This FSP nullifies certain requirements of EITF 03-01 and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." This FSP is to be applied to reporting periods beginning after December 15. 2005. The Company is in process of evaluating the impact of this FSP.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(r) ("SFAS No. 123(r)"), "Share-Based Payment", which is a revision of FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". SFAS No. 123(r) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period of the period the employee will be retirement eligible. SFAS No. 123(r) sets accounting requirements for "share-based" compensation to employees, including employee-stock purchase plans ("ESPPs"). Awards to most nonemployee directors will be accounted for as employee awards. This Statement was to be effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission ("SEC") issued Release No. 2005-57, which defers the effective date of SFAS No. 123(r) for many registrants. Registrants that do not file as small business users must adopt SFAS No. 123(r) as of the beginning of their first annual period beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123(r) on January 1, 2006, and is currently evaluating the effect on its consolidated financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107"), which contains guidance on applying the requirements in SFAS No. 123(r). SAB 107 provides guidance on valuation techniques, development of assumptions used in valuing employee share options and related MD&A disclosures. SAB 107 is effective for the period in which SFAS No. 123(r) is adopted. The Company will adopt SAB 107 on January 1, 2006, and is currently evaluating the effect on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS No. 154"), "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20 "Accounting Changes" and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in an accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 on January 1, 2006 with no expected material effect on its consolidated financial statements.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

2. INVESTMENT SECURITIES

Investment securities at December 31, 2005 and 2004 are classified as available for sale according to management's intent and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2005:				
U.S. Treasury and Agency Notes	$ 42,041,062	$ 227,097	$ (440,469)	$ 41,827,690
December 31, 2004:				
U.S. Treasury and Agency Notes	$ 30,956,405	$ 1,101,747	$ -	$ 32,058,152

The following table shows U.S. Treasury and Agency Notes unrealized losses and fair value, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005. The current year unrealized losses on these investment securities are a result of volatility in the market during 2005 and relate to eight U.S. Treasury and Agency Notes. All unrealized losses on U.S. Treasury and Agency Notes are considered by management to be temporary given the credit ratings on these investment securities and the short duration of the unrealized loss.

	2005					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:						
U.S. Treasury and Agency Notes	$26,584,939	$ (440,469)	$ -	$ -	$26,584,939	$ (440,469)

U.S. Treasury and Agency notes at December 31, 2005 are contractually scheduled to mature as follows:

	Amortized cost	Estimated market value
Due within one year	$ 10,012,354	$ 10,092,354
Due after one year through five years	32,028,708	31,735,336
Total	$ 42,041,062	$ 41,827,690

There were no sales of U.S. Treasury and Agency Notes during the years ended December 31, 2005, 2004 and 2003.

U.S. Treasury and Agency Notes with an amortized cost of approximately $17.0 million and $13.0 million were pledged to secure deposits from public entities and repurchase agreements at December 31, 2005 and 2004, respectively.

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities at December 31, 2005 and 2004 are classified as available for sale according to management's intent and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2005:				
FHLMC participation certificates, maturing from years 2007 to 2035	$ 21,011,344	$ 113,072	$ (485,349)	$ 20,639,067

3. MORTGAGE-BACKED SECURITIES (Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2004:				
FHLMC participation certificates, maturing from years 2005 to 2027	$ 6,320,252	$ 319,129	$ -	$ 6,639,381

Mortgage-backed securities at December 31, 2005 and 2004 classified as held for investment according to management's intent and summarized as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
December 31, 2005:				
FHLMC participation certificate, maturing during 2013	$ 2,063,310	$ -	$ (97,677)	$ 1,965,633
December 31, 2004:				
FHLMC participation certificate, maturing from years 2005 to 2013	$ 2,569,358	$ -	$ (67,034)	$ 2,502,324

The following tables present mortgage-backed securities unrealized losses and fair values, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004. The current year unrealized losses on these investment securities are a result of volatility in the market during 2005 and relate to eight FHLMC participation certificates. All unrealized losses on FHLMC participation certificates are considered by management to be temporary given the credit ratings on these investment securities and the short duration of the unrealized loss.

	2005					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:						
FHLMC participation certificates	$15,869,526	$ (485,349)	$ -	$ -	$15,869,526	$ (485,349)
Securities held for investment:						
FHLMC participation certificate	$ -	$ -	$1,965,633	$ (97,677)	$ 1,965,633	$ (97,677)

	2004					
	Less Than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities held for investment:						
FHLMC participation certificate	$ 2,502,324	$ (67,034)	$ -	$ -	$ 2,502,324	$ (67,034)

3. MORTGAGE-BACKED SECURITIES (Continued)

Mortgage-backed securities, classified as available for sale or held for investment, at December 31, 2005 are contractually scheduled to mature as follows:

	Amortized cost	Estimated market value
Due after one year through five years	$ 252,988	$ 259,782
Due after five years through ten years	6,312,372	6,408,715
Due after ten years	16,509,294	16,033,880
	$ 23,074,654	$ 22,702,377

Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

No mortgage-backed securities were sold in 2005. Mortgage-backed securities with a carrying value of approximately $2.5 million, and $10.2 million were sold during the years ended December 31, 2004 and 2003, respectively. Gross realized gains on the sale of mortgage-backed securities were $88,844 during the year ended December 31, 2004. Net realized gains on the sales of mortgage-backed securities were $291,738 and $302,315 during the years ended December 31, 2003 and 2002, respectively.

Mortgage-backed securities with an amortized cost of approximately $476,566 and $378,284 were pledged as collateral for treasury, tax, and loan deposits at December 31, 2005 and 2004, respectively.

4. LOANS RECEIVABLE

Loans receivable at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Mortgage loan	$ 68,022,652	$ 67,518,036
Consumer loans	101,833,555	98,441,200
Commercial loans	536,638,140	463,779,519
Leasing	11,981,099	11,622,296
Total	718,475,446	641,361,051
Less:		
Allowance for loan losses	(9,222,305)	(8,343,382)
Deferred loan fees, net	(1,433,223)	(1,201,634)
Loans receivable, net	$ 707,819,918	$ 631,816,035

The Bank has pledged its eligible real estate loans to collateralize actual or potential borrowings from the Federal Home Loan Bank of Atlanta (See Note 9).

During the years ended December 31, 2005, 2004, and 2003 the Bank exchanged loans with outstanding principal balances of $16,354,875, $2,841,484 and $8,952,095, respectively, with the Federal Home Loan Mortgage Corporation ("FHLMC") for mortgage-backed securities of equal value.

The Bank originates mortgage loans for portfolio investment or sale in the secondary market. During the period of origination, mortgage loans are designated as either held for sale or for investment purposes. Transfers of loans held for sale to the investment portfolio are recorded at the lower of cost or market value on the transfer date. Loans receivable held for sale at December 31, 2005 and 2004 are fixed rate mortgage loans with an estimated market value of approximately $11,029,237 and $6,298,000, respectively.

4. LOANS RECEIVABLE (Continued)

Net gains on sales of loans receivable held for sale amounted to $199,414, $508,218 and $2,717,078 for the years ended December 31, 2005, 2004 and 2003, respectively.

The changes in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years ended December 31,		
	2005	2004	2003
Balance at beginning of year	$ 8,343,382	$ 7,633,709	$ 6,958,587
Provisions for loan losses	1,711,197	968,000	987,919
Loans charged off	(845,228)	(301,636)	(357,836)
Recoveries	12,954	43,309	45,039
Balance at end of year	$ 9,222,305	$ 8,343,382	$ 7,633,709

The following is a summary of the principal balances of loans on nonaccrual status and loans past due ninety days or more:

	December 31,	
	2005	2004
Loans contractually past due 90 days or more and/or on nonaccrual status:		
Residential	$ 1,362,590	$ 813,833
Consumer and commercial	896,254	1,535,161
	$ 2,258,844	$ 2,348,994

For the years ended December 31, 2005, 2004 and 2003, interest income of approximately $143,189, $121,000 and $58,000, respectively, was not recorded related to loans accounted for on a nonaccrual basis.

5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31,	
	2005	2004
Land	$ 2,847,880	$ 2,882,838
Office buildings and improvements	6,601,871	6,270,157
Furniture, fixtures and equipment	4,281,794	4,599,574
Vehicles	403,542	364,198
Construction In Process	14,303	176,535
	14,149,390	14,293,302
Less accumulated depreciation	5,318,220	5,714,312
Total	$ 8,831,170	$ 8,578,990

5. PREMISES AND EQUIPMENT (Continued)

The Company leases certain branch facilities and equipment under separate agreements that expire at various dates through September 30, 2010. Future rentals under these leases are as follows:

2006	$ 378,711
2007	344,864
2008	305,113
2009	67,634
2010	24,615
Thereafter	-
	$ 1,120,937

Rental expense amounting to approximately $395,919, $389,000 and $305,000 during the years ended December 31, 2005, 2004 and 2003, respectively, is included in premises and equipment expense on the accompanying consolidated statements of operations.

6. DEPOSITS

At December 31, 2005, the scheduled maturities of time deposits were as follows (in thousands):

2006	$373,651,511
2007	56,594,338
2008	29,934,718
2009	4,945,618
2010	2,237,637
Thereafter	-
Total time deposits	$467,363,822

7. EMPLOYEE BENEFIT PLANS

The Company participated in a multi-employer defined benefit pension plan which covered substantially all employees; however, effective January 31, 2002 the Company's Board of Directors approved a plan to freeze the accrual of future benefits under the plan. Consequently, no new employees became eligible to participate in the plan after January 31, 2002. Effective October 1, 2004 the Company withdrew from the plan. Active employees who were participating in the plan became 100% vested on that date could select from a variety of benefit payment options based on their age and benefit payment amount. Expenses of the plan for unfunded liability, withdrawal fees, administrative fees and PBGC premiums the years ended December 31, 2005, 2004 and 2003 were $0, $624,968 and $0, respectively.

The Company also participates in a multi-employer defined contribution plan which covers substantially all employees. Under the plan, employees may contribute from 1% to 15% of compensation, subject to an annual maximum as determined by the Internal Revenue Code. The Company makes matching contributions of 100% of employees' contributions up to 5% of the employees' salaries. The plan provides that employees' contributions are 100% vested at all times and the Bank's contributions vest 25% for each year of service. The expenses related to the Company's contributions to this plan for the years ended December 31, 2005, 2004 and 2003 were $326,549, $283,966 and $244,474, respectively.

7. EMPLOYEE BENEFIT PLANS (Continued)

Directors and certain officers participate in deferred compensation plans. These plans generally provide for fixed payments beginning at retirement. These payments are earned over service periods of up to ten years, and can include provisions for deferral of current payments. The expense related to these plans during the years ended December 31, 2005, 2004 and 2003 aggregated $486,662, $500,089 and $579,730, respectively. The plans generally include provisions for forfeitures of unvested portions of payments, and vesting in the event of death or disability. The total liability under this plan was approximately $3,398,402 at December 31, 2005 and is included in other liabilities in the accompanying consolidated statements of financial condition.

8. STOCK OPTION PLAN

On April 8, 1998, the Shareholders of the Company approved the First South Bancorp, Inc. 1997 Stock Option Plan (the "Plan"). The purpose of this Plan is to advance the interests of the Company through providing selected key employees and Directors of the Bank and the Company with the opportunity to purchase shares. The Plan reserves 1,474,742 shares for grant within ten years of the effective date. The option price is required to be 100% of the stock's fair market value as defined, with an exception for any shareholder with more than a 10% ownership interest in the Company. The exercise price is required to be 110% of the stock's fair market value for these options holders. Vesting is determined on the date of the grant. Options have a 10-year life; however, there are additional limitations for shareholders with more than a 10% ownership interest in the Company. The Plan also has a change of control provision under which all options immediately vest if a change of control, as defined, occurs.

A summary of the status of the Plan as of December 31, 2005, 2004 and 2003, and changes during the years then ended, including weighted-average exercise price ("Price"), is presented below:

	Years ended December 31,					
	2005		2004		2003	
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	773,974	$ 10.17	852,708	$ 9.94	953,441	$ 9.25
Granted	35,450	29.05	13,750	23.29	41,625	23.59
Cancellations	(105,652)	10.94	(92,484)	9.89	(142,358)	9.27
Outstanding at year end	703,772	11.01	773,974	10.18	852,708	9.94
Weighted-average fair value of options granted during the year		$ 4.76		$ 3.46		$ 4.72

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the years ended December 31, 2005, 2004 and 2003, respectively: dividend growth rate of 17% for each period; expected volatility of 21.4%, 21.7% and 21.2% ; risk-free interest rates ranging from 4.03% to 4.47% during the year ended December 31, 2005; 3.59% to 4.11% during the year ended December 31, 2004; and 3.65% to 4.49% during the year ended December 31, 2003; and expected lives of 6 years.

8. STOCK OPTION PLAN (Continued)

The following table summarizes additional information about the Plan at December 31, 2005, including weighted-average remaining contractual life ("Life") and Price:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Life	Price	Shares	Price
$8.111 – 8.25	557,019	2.26	$ 8.11	557,019	$ 8.11
$10.306 – 15.56	39,153	5.48	$ 12.60	39,153	$ 12.60
$22.46 – 24.913	68,900	7.42	$ 23.54	54,150	$ 23.63
$25.15 – 37.605	38,700	9.32	$ 28.72	3,250	$ 25.15
	703,772			653,572	

9. BORROWED MONEY

Borrowed money represents advances from the FHLB and repurchase agreements. Advances outstanding from the FHLB at December 31, 2005 and 2004 had a weighted average rate of 4.40% and 2.44%, respectively, and totaled $5,500,000 and $10,500,000, respectively. These advances have a scheduled maturity date of January 3, 2007.

At December 31, 2005 and December 31, 2004, repurchase agreements outstanding had average rates of 3.59% and 1.62%, and totaled $6,287,500 and $4,291,900, respectively.

At December 31, 2005 and 2004, repurchase agreements were collateralized by U.S. government agency obligations with a principal balance of $7,000,000 and $5,000,000, respectively. The Company has pledged all of its stock in the FHLB and certain loans secured by one to four family residential mortgages as collateral for actual or potential borrowings from the FHLB. At December 31, 2005 and 2004, the Company had approximately $160.8 million and $133.7 million, respectively, of additional credit available with the FHLB.

10. INCOME TAXES

The components of income tax expense for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,		
	2005	2004	2003
Current			
Federal	$ 7,925,068	$ 4,817,313	$ 4,507,141
State	1,568,269	1,007,039	746,935
	9,493,337	5,824,352	5,254,076
Deferred			
Federal	(496,214)	1,004,496	1,448,063
State	(49,927)	137,192	138,568
	(546,141)	1,141,688	1,586,631
Total	$ 8,947,196	$ 6,966,040	$ 6,840,707

10. INCOME TAXES (Continued)

Reconciliations of the expected income tax expense at statutory tax rates with income tax expense reported in the statements of operations for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,		
	2005	2004	2003
Expected income tax expense at 35% for 2005 and 34% for 2004 and 2003	$ 8,076,565	$ 6,350,684	$ 6,206,259
State income taxes, net of federal income tax	986,922	755,192	689,292
Other expenses and adjustments	(116,291)	(139,836)	(54,843)
	$ 8,947,196	$ 6,966,040	$ 6,840,707

The components of deferred income tax assets and liabilities are as follows:

	Years Ended December 31,	
	2005	2004
Deferred income tax assets		
Deferred directors' fees	$ 584,251	$ 608,989
Allowance for loan losses	3,410,155	3,062,980
Employee benefits	758,035	762,033
Loans mark-to-market	72,464	132,680
Unrealized losses on securities available for sale	214,732	-
Other	57,419	45,437
	5,097,056	4,612,119
Deferred income tax liabilities		
Unrealized gains on securities available for sale	-	547,747
Depreciation and amortization	3,350,886	3,524,004
Carrying value – land	395,000	395,000
Mortgage servicing rights	553,824	671,017
Deferred loan origination fees and costs	598,819	576,589
FHLB stock	141,451	200,263
Other	50,958	-
	5,090,938	5,914,620
Net deferred income tax liability	$ 6,118	$ (1,302,501)

11. REGULATORY CAPITAL REQUIREMENTS

Dividend payments made by the Company are subject to regulatory restrictions under Federal Reserve Board policy as well as to limitations under applicable provisions of Virginia corporate law. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." Under Virginia law, dividends may be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Furthermore, under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%.

11. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject. The Company's most significant asset is its investment in First South Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual regulatory capital amounts and ratios as of December 31, 2005 and 2004 are presented in the table below (dollars in thousands):

	Actual		Minimum for Capital Adequacy Purposes		Minimum to be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$ 80,015	11.7%	$ 54,940	8.0%	$ 68,675	10.0%
Tier I Capital (to Risk Weighted Assets)	71,423	10.4%	27,470	4.0%	41,205	6.0%
Tier I Capital (to Average Assets)	71,423	8.6%	33,125	4.0%	41,406	5.0%
December 31, 2004:						
Total Capital (to Risk Weighted Assets)	$ 70,240	11.6%	$ 48,265	8.0%	$ 60,331	10.0%
Tier I Capital (to Risk Weighted Assets)	62,689	10.4%	24,132	4.0%	36,198	6.0%
Tier I Capital (to Average Assets)	62,689	8.8%	28,529	4.0%	35,662	5.0%

12. EARNINGS PER SHARE

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned deferred stock awards and treasury shares) for the years ended December 31, 2005, 2004 and 2003. Options to purchase 703,772, 773,974 and 852,708 shares of common stock were outstanding at December 31, 2005, 2004, and 2003, respectively.

	Years Ended December 31,		
	2005	2004	2003
Net income (numerator)	$ 14,128,704	$ 11,712,441	$ 11,412,996
Weighted average shares outstanding for basic EPS (denominator)	6,325,382	6,251,866	6,230,578
Dilutive effect of stock options	328,099	305,283	373,813
Adjusted shares for diluted EPS	6,653,481	6,557,149	6,604,391

12. EARNINGS PER SHARE (Continued)

For the year ended December 31, 2005, there were 7,200 options that were antidilutive since the exercise price exceeded the average market price of the Company's common stock for the year. These options have been omitted from the calculation of diluted earnings per share for 2005.

13. MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others were $260,632,000, $277,252,000 and $288,917,000 at December 31, 2005, 2004, and 2003 respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payment to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

At December 31, 2005 and 2004, mortgage servicing rights reported in the consolidated statements of financial condition, net of amortization, were $1,402,085 and $1,698,778 respectively.

During the years ended December 31, 2005 and 2004 respectively, the Company recorded additional servicing assets of $75,866 and $240,305 as a result of sales of loans or mortgage-backed securities. Amortization of servicing assets during the years ended December 31, 2005, 2004, and 2003 aggregated $372,559 $277,077, and $242,012, respectively. The fair value of recognized servicing assets amounted to approximately $1,843,000 and $2,036,000 as of December 31, 2005 and 2004, respectively. The Company's significant assumptions used to estimate their fair value include weighted average life, prepayment speeds, and expected costs to transfer servicing to a third party.

14. FINANCIAL INSTRUMENT WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

14. FINANCIAL INSTRUMENT WITH OFF-BALANCE SHEET RISK AND SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK: (Continued)

A summary of the contractual amounts of the Company's exposure to off-balance sheet risk as of December 31, 2005 and 2004 is as follows:

	Years Ended December 31,	
	2005	2004
Commitments to extend credit	$ 156,852,000	$ 166,297,000
Undrawn balances on lines of credit and undrawn balances on credit reserves (overdraft protection)	53,637,000	58,314,000
Standby letters of credit	2,031,000	3,661,000
	$ 212,520,000	$ 228,272,000

Included in the commitments to originate loans as of December 31, 2005 and December 31, 2004, are fixed interest rate loan commitments of approximately $23.8 million and $18.4 million, respectively. The shorter duration of interest-sensitive liabilities, to the extent they are used to fund these fixed-rate loans, indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of fixed-rate long-term assets and net interest income.

The Company's lending is concentrated primarily in Beaufort, Craven, Cumberland, Dare, Edgecombe, Lenoir, Durham, Nash, Pasquotank, Pitt, Robeson, Wake, and surrounding counties in North Carolina. Credit has been extended to certain of the Company's customers through multiple lending transactions.

Since many of the commitments are expected to expire without being drawn upon, amounts reported do not necessarily represent future cash requirements.

15. PARENT COMPANY FINANCIAL INFORMATION

The Company's principal asset is its investment in the Bank. Condensed financial statements of the parent company as of December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31,		
	2005	2004	2003
CONDENSED BALANCE SHEETS			
Cash	$ 1,307,746	$ 1,071,439	$ 839,895
Due from subsidiary	-	-	-
Investment in wholly-owned subsidiary	75,530,645	68,072,782	64,105,117
Other assets	2,929,991	1,931,609	1,325,197
Total assets	$ 79,768,382	$ 71,075,830	$ 66,270,209
Junior subordinated debentures	$ 10,310,000	$ 10,310,000	$ 10,310,000
Other liabilities	1,267,910	1,070,483	796,656
Stockholders' equity	68,190,472	59,695,347	55,163,553
Total liabilities and stockholders' equity	$ 79,768,382	$ 71,075,830	$ 66,270,209
CONDENSED STATEMENTS OF INCOME			
Interest income, net	$ -	$ -	$ 499
Interest on junior subordinated debentures	632,629	448,319	107,930
Equity in earnings of subsidiary	14,597,194	12,074,429	11,530,584
Miscellaneous income (expenses)	164,139	86,331	(10,157)
Net income	$ 14,128,704	$ 11,712,441	$ 11,412,996

15. PARENT COMPANY FINANCIAL INFORMATION (Continued)

	Years Ended December 31,		
	2005	2004	2003
CONDENSED STATEMENTS OF CASH FLOWS			
Operating activities:			
Net income	$ 14,128,704	$ 11,712,441	$ 11,412,996
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangibles	24,996	24,996	-
Equity in undistributed earnings of subsidiary	(14,597,194)	(5,351,168)	(5,944,592)
Other operating activities	(1,023,368)	(589,996)	(948,705)
Net cash provided by (used in) operating activities	(1,466,862)	5,796,273	4,519,699
Investing activities:			
Payments for investments in and advances to subsidiary	-	-	(9,875,000)
Repayments of advances to subsidiary	-	-	155,172
Upstream dividend received from First South Bank	5,895,276	-	-
Net cash provided by (used in) investing activities	5,895,276	-	(9,719,828)
Financing activities:			
Proceeds from exercise of stock options	1,012,468	680,826	1,984,697
Proceeds from issuance of junior subordinated debentures	-	-	10,000,000
Purchase of treasury shares	(336,726)	(2,212,690)	(3,463,652)
Cash paid for dividends and fractional shares	(4,867,849)	(4,032,865)	(3,328,473)
Net cash provided by (used in) financing activities	(4,192,107)	(5,564,729)	5,192,572
Net increase (decrease) in cash	236,307	231,544	(7,557)
Cash at beginning of year	1,071,439	839,895	847,452
Cash at end of year	$ 1,307,746	$ 1,071,439	$ 839,895

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for the years ended December 31, 2005 and 2004 is as follows (in thousands):

	Fourth	Third	Second	First
2005				
Interest income	$ 14,931	$ 13,912	$ 12,602	$ 11,732
Interest expense	4,560	4,350	3,588	2,965
Provision for loan losses	266	394	413	638
Noninterest income	2,133	2,265	1,909	1,901
Noninterest expense	5,507	5,432	5,222	4,973
Income tax expense	2,615	2,327	2,057	1,949
Net income	$ 4,116	$ 3,674	$ 3,231	$ 3,108
Net income per common share				
Basic	$ .65	$ .59	$ .51	$ .49
Diluted	$ .62	$ .56	$ .49	$ .47

16. QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	Fourth	Third	Second	First
2004				
Interest income	$ 10,831	$ 10,177	$ 9,810	$ 9,361
Interest expense	2,658	2,481	2,289	2,264
Provision for loan losses	300	268	400	-
Noninterest income	2,071	2,235	2,288	2,156
Noninterest expense	5,055	4,880	4,791	4,865
Income tax expense	1,847	1,792	1,714	1,612
Net income	$ 3,042	$ 2,991	$ 2,904	$ 2,776
Net income per common share				
Basic	$ .49	$ .48	$ .47	$ .44
Diluted	$ .46	$ .46	$ .44	$ .42

17. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the net realizable value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the Company taken as a whole.

Fair values have been estimated using data which management considers as the best available, and estimation methodologies deemed suitable for the pertinent category of financial instrument.

The estimation methodologies, resulting fair values, and recorded carrying amounts at December 31, 2005 and 2004 were as follows:

Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value. The estimated fair values of investment securities and mortgage backed securities are provided in Notes 2 and 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The fair value of the net loan portfolio has been estimated using the present value of expected cash flows, discounted at an interest rate adjusted for servicing costs and giving consideration to estimated prepayment risk and credit loss factors, as follows:

	December 31, 2005		December 31, 2004	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
1 - 4 family mortgages	$ 67,994,412	$ 67,292,687	$ 67,490,001	$ 66,279,446
Consumer	99,701,568	100,544,156	96,368,010	97,559,892
Non-residential	539,983,074	539,983,074	467,976,697	467,976,697
	$ 707,679,054	$ 707,819,917	$ 631,834,708	$ 631,816,035

17. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The fair value of deposit liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling $266,389,243 and $258,338,325 at December 31, 2005 and 2004, respectively. The fair value estimates for these products do not reflect the benefits that the Bank receives from the low-cost, long-term funding they provide. These benefits are considered significant.

The fair value of certificates of deposits and advances from the FHLB is estimated by discounting the future cash flows using the current rates offered for similar deposits and advances with the same remaining maturities. The carrying value and estimated fair values of certificates of deposit and FHLB advances at December 31, 2005 and 2004 are as follows:

	2005	2004
Certificates of deposits		
Carrying amount	$ 467,363,822	$ 370,198,380
Estimated fair value	466,326,243	371,886,000
Advances for Federal Home Loan Bank:		
Carrying amount	$ 5,500,000	$ 10,500,000
Estimated fair value	5,500,000	10,500,000

The carrying amount of accrued interest receivable, FHLB stock, note receivable, junior subordinated debentures, accrued interest payable, and repurchase agreements approximates their fair value.

There is no material difference between the carrying amount and estimated fair value of off-balance sheet items totaling $212,520,000 and $228,272,000 at December 31, 2005 and 2004, respectively, which are primarily comprised of unfunded loan commitments.

The Company's remaining assets and liabilities are not considered financial instruments.

18. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,		
	2005	2004	2003
Real estate acquired in settlement of loans	$ 793,184	$ 193,709	$ 468,201
Exchange of loans for mortgage-backed securities	16,354,875	2,841,484	8,952,095
Cash paid for interest	15,443,427	9,741,103	10,217,536
Cash paid for income taxes	9,272,923	4,452,185	6,935,904
Dividends declared, not paid	1,267,910	1,070,482	838,067

Noncash assets acquired in branch acquisitions are presented in Note 20.

19. JUNIOR SUBORDINATED DEBENTURES OWED TO UNCONSOLIDATED SUBSIDIARY TRUST AND CORPORATION-OBLIGATED MANDATORILY REDEEMABLE PREFERRED TRUST SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY DEBENTURES OF THE COMPANY

The Company has sponsored a trust, First South Preferred Trust I (the Trust), of which 100% of the common equity is owned by the Company. The Trust was formed for the purpose of issuing company-obligated preferred trust securities (the Preferred Trust Securities) to third-party investors and investing the proceeds from the sale of such Preferred Trust Securities solely in junior subordinated debt securities of the Company (the Debentures).

19. JUNIOR SUBORDINATED DEBENTURES OWED TO UNCONSOLIDATED SUBSIDIARY TRUST AND CORPORATION-OBLIGATED MANDATORILY REDEEMABLE PREFERRED TRUST SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY DEBENTURES OF THE COMPANY (Continued)

The Debentures held by the Trust are the sole assets of the Trust. Distributions on the Preferred Trust Securities issued by the Trust are payable quarterly at a rate equal to the interest rate being earned by the Trust on the Debentures held by that Trust. The Preferred Trust Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Debentures. The Company has entered into an agreement, which fully and unconditionally guarantees the Preferred Trust Securities subject to the terms of the guarantee. The Debentures held by the Trust are first redeemable, in whole or in part, by the Company on after September 30, 2008.

In the fourth quarter of 2003, as a result of applying the provisions of FIN 46R, governing when an equity interest should be consolidated, the Company was required to deconsolidate the subsidiary Trust from its financial statements. The deconsolidation of the net assets and results of operations of the Trust had virtually no impact on the Company's financial statements or liquidity position since the Company continues to be obligated to repay the Debentures held by the Trust and guarantees repayment of the Preferred Trust Securities issued by the Trust. The consolidated debt obligation related to the Trust increased from $10 million to $10.3 million upon deconsolidation with the difference representing the Company's common ownership interest in the Trust.

Subject to certain limitations, the Junior Subordinated Debentures qualify as Tier I capital for the Company under Federal Reserve Board guidelines.

Consolidated debt obligations as of December 31, 2005 related to a subsidiary Trust holding solely Debentures of the Company follows:

LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033	$	10,000,000
LIBOR + 2.95% junior subordinated debentures owed to First South Preferred Trust I due September 26, 2033		310,000
Total junior subordinated debentures owed to unconsolidated subsidiary trust	$	10,310,000

20. ACQUISITIONS

On February 20, 2004, the Company completed the acquisition of two Central Carolina Bank (CCB) retail banking locations. This acquisition was accounted for using the purchase method of accounting and the Bank assumed the deposits of the two CCB branches for a premium of approximately 1.5% of the assumed deposits.

The fair value of assets, including identifiable intangible assets, and liabilities assumed were as follows (in thousands):

Loans receivable	$	2,212
Premises and equipment		75
Core deposit intangible		314
Deposits		(18,373)
Net cash received in branch acquisitions	$	(15,772)

The Company recorded $31,440 and $23,668 in core deposit intangible amortization expense during the years ended December 31, 2005 and 2004, respectively. Amortization expense related to this intangible is anticipated to be approximately $31,000 per year over the next 5 years, with the remaining balance totaling approximately $104,000 to be amortized thereafter. These estimates are subject to change in future periods to the extent management determines it is necessary to make adjustments to the carrying value or estimated useful life of this amortizing intangible asset.

BOARD OF DIRECTORS

Frederick N. Holscher
Chairman
Partner
Rodman, Holscher, Francisco, & Peck, P.A.
Washington, NC

Marshall T. Singleton
Vice Chairman
Co-Owner
B. E. Singleton & Sons
Washington, NC

Linley H. Gibbs, Jr.
Retired
Washington, NC

Frederick H. Howdy
President
Drs. Freshwater & Howdy, P.A.
Washington, NC

Charles E. Parker, Jr.
Senior Vice President
Robinson & Stith Insurance
New Bern, NC

H. D. Reaves, Jr.
Former President and
Chief Executive Officer
Home Federal Savings & Loan
Fayetteville, NC

Thomas A. Vann
President and
Chief Executive Officer
First South Bank
Washington, NC

EXECUTIVE OFFICERS

Thomas A. Vann
President and
Chief Executive Officer

Robert E. Branch
Executive Vice President
Chief Operating Officer

William L. Wall
Executive Vice President
Chief Financial Officer and Secretary

James W. Hoose, Jr.
Executive Vice President
Chief Credit Officer

Sherry L. Correll
Executive Vice President
Deposit Operations

Larry W. Mallard
Executive Vice President
Retail Banking

Paul S. Jaber
Executive Vice President
Mortgage Operations

Mary R. Boyd
Executive Vice President
Loan Servicing

Kristie W. Hawkins
Treasurer
Controller

AREA & SUBSIDIARY EXECUTIVES

James F. Buckman, IV
Senior Vice President
Area Executive
Pamlico Region

Dennis A. Nichols
Senior Vice President
Area Executive
Neuse Region

Russel A. Lay
Senior Vice President
Area Executive
Albemarle Region

Donnie L.G. Bunn
President
First South Leasing, LLC.
Greenville

CITY & BRANCH EXECUTIVES

George R. Hamilton
Senior Vice President
Branch Executive
Rocky Mount

Phillip B. Harris, Jr.
Senior Vice President
City Executive
Fayetteville/Hope Mills

Joseph M. Johnson
Senior Vice President
City Executive
Durham

Thomas S. Lewis
Vice President
Branch Executive
Rocky Mount

Kenneth W. Marshall, Jr.
Assistant Vice President
City Executive
Avon

Philip W. McCumbee
Senior Vice President
Branch Executive
Tarboro

William P. Stone
Vice President
City Executive
Lumberton

Donald B. Strickland, Jr.
Senior Vice President
City Executive
Greenville

Clyle F. Swanner, Jr.
Vice President
City Executive
Washington/Chocowinity

Guy P. Williams, Jr.
Senior Vice President
City Executive
New Bern

William T. Wrenn
Vice President
City Executive
Elizabeth City

FIRST SOUTH BANK OFFICE LOCATIONS

Avon
40894 NC Highway 12, Suite 1
Avon, NC 27915
(252) 995-3095

Chocowinity
2999 Highway 17 South*
Chocowinity, NC 27817
(252) 940-4970

Durham
1802 Martin Luther King Jr. Pkwy
Suite 108
Durham, NC 27707
(919) 403-1000

Elizabeth City
604 East Ehringhaus Street*
Elizabeth City, NC 27906
(252) 335-0848

Fayetteville
241 Green Street*
Fayetteville, NC 28302
(910) 483-3681

3107 Raeford Road*
Fayetteville, NC 28302
(910) 484-2116

Greenville
301 East Arlington Boulevard*
Greenville, NC 27835
(252) 321-2600

907 East Firetower Road*
Greenville, NC 27835
(252) 355-4644

Hope Mills
3103 North Main Street*
Hope Mills, NC 28348
(910) 423-0952

Kill Devil Hills
1906 South Croatan Highway*
Kill Devil Hills, NC 27948
(252) 441-9935

Kinston
2430 Herritage Street*
Kinston, NC 28503
(252) 523-9449

Lumberton
600 North Chestnut Street*
Lumberton, NC 28359
(910) 739-3274

3000 North Elm Street*
Lumberton, NC 28359
(910) 608-5031

New Bern
202 Craven Street
New Bern, NC 28561
(252) 636-2997

1725 Glenburnie Road*
New Bern, NC 28561
(252) 636-3569

2019 South Glenburnie Road*
New Bern, NC 28561
(252) 637-1110

Rocky Mount
300 Sunset Avenue*
Rocky Mount, NC 27804
(252) 972-9661

2901 Sunset Avenue*
Rocky Mount, NC 27804
(252) 451-1259

1378 Benvenue Road*
Rocky Mount, NC 27804
(252) 442-8375

450 North Winstead Avenue*
Rocky Mount, NC 27804
(252) 937-1900

3635 North Halifax Road*
Rocky Mount, NC 27804
(252) 451-8700

Raleigh
4800 Six Forks Road, Suite 115*
Raleigh, NC 27609
(919) 783-5222

Tarboro
100 East Hope Lodge Street*
Tarboro, NC 27886
(252) 823-0157

Washington
1311 Carolina Avenue*
Washington, NC 27889
(252) 946-4178

300 North Market Street*
Washington, NC 27889
(252) 940-4945

1328 John Small Avenue*
Washington, NC 27889
(252) 940-5000

Credit Administration
239 West Main Street
Washington, NC 27889
(252) 946-4178

Operations Center
220 Creekside Drive
Washington, NC 27889
(252) 946-4178

Loan Production Office
2600 North Croatan Highway
Suite 202
Kill Devil Hills, NC 27948
(252) 441-8743

First South Leasing
1035 Director Court, Unit C
Greenville, NC 27858
(252) 355-4536

UVEST Investment Consultants

Steve Wiggins
1311 Carolina Avenue
Washington, NC 27889
(252) 940-4904

Chris Harp
2901 Sunset Avenue
Rocky Mount, NC 27804
(252) 451-0867

Brian Tarumoto
241 Green Street
Fayetteville, NC 28302
(910) 483-3686

* Designates an ATM Location

STOCKHOLDER INFORMATION

Corporate Headquarters

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889

Telephone: 252-946-4178
Fax: 252-946-3873
E-mail: *info@firstsouthnc.com*
Website: *www.firstsouthnc.com*

Stock Listing Information

The Company's common stock is listed and trades on the Nasdaq Stock Market under the symbol FSBK. As of March 1, 2006, there were 888 registered stockholders of record.

Stock Price Information

The following is the high and low trading price information and dividends declared per share for the periods indicated.

Quarter Ended		High	Low	Dividends
March 31, 2005		$28.50	$23.43	$.20
June 30, 2005		36.25	27.31	.20
September 30, 2005		36.19	31.19	.20
December 31, 2005		38.00	29.47	.20
March 31, 2004	(1)	25.87	21.00	.17
June 30, 2004		26.96	21.25	.17
September 30, 2004		25.09	22.41	.17
December 31, 2004		25.94	24.50	.17

(1) Adjusted for three-for-two stock split on April 23, 2004.

Registrar and Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the Company's stock registrar and transfer agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; via the Internet at *www.rtco.com*; or toll-free at (800) 866-1340.

Form 10-K

The Annual Report on Form 10-K of the Company as filed with the Securities and Exchange Commission is available via the Internet on the Company's website at *www.firstsouthnc.com* under the headings "About Us – Newsroom - SEC Filings: EDGAR-Online". Shareholders will be provided a copy without charge by writing to the Corporate Secretary, William L. Wall, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889.

Investor Information

Shareholders, investors, and analysts interested in additional information may contact William L. Wall, Chief Financial Officer, First South Bancorp, Inc., P. O. Box 2047, Washington, NC 27889; or via email to *bwall@firstsouthnc.com.*

Annual Meeting

The Annual Meeting of Stockholders of First South Bancorp, Inc. will be held Thursday, May 25, 2006 at 11:00 a.m., at the main office of First South Bank, 1311 Carolina Avenue, Washington, North Carolina.

General Counsel
Rodman, Holscher, Francisco & Peck, PA
320 North Market Street
Washington, NC 27889

Special Counsel
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Independent Accountants
Dixon Hughes PLLC
408 Summit Drive
Sanford, NC 27331

First South Bancorp

1311 Carolina Avenue
P.O. Box 2047
Washington, North Carolina 27889
(252) 946-4178 • Fax (252) 946-3873
www.firstsouthnc.com